CATALYST VIDALIA CORPORATION
--------------------------------------------------------------------------------
  3900 Park Avenue, Suite #102, Edison, New Jersey 08820 o Tel. (732) 494-9455
                              o Fax (732) 494-9044


                                                              February 19, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Catalyst Vidalia Corporation
                  File No. 69-00443

Gentlemen:

         On behalf of Catalyst Vidalia Corporation (the "Company"), I enclose herewith for filing under the Public Utility Holding Company Act of 1935, as amended, one sequentially numbered executed copy of the Company's Form U-3A-2, for the year ended December 31, 2001.

         Please telephone the undersigned at (732) 494-9455 extension 222 with any questions or comments you have regarding the enclosed.

                                               Very truly yours,

                                               /s/ Jack R. Sauer

                                               Jack R. Sauer
                                               Executive Vice President

                                                               File No. 69-00443


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                          CATALYST VIDALIA CORPORATION
                          ----------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         SEE ATTACHMENT A

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND *ISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         SEE ATTACHMENT A

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         SOLD 732,217,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

         (b)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.

         (c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         (d) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

         PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         NONE

         (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         NONE

         (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         NOT APPLICABLE

         (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         NONE

         (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         NOT APPLICABLE
                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         SEE ATTACHED EXHIBIT A.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 19th day of February, 2002.

                                          CATALYST VIDALIA CORPORATION
                                          ----------------------------
                                               (Name of claimant)


                             By                   /S/ JACK R. SAUER
                                  ----------------------------------------------
                                                    Jack R. Sauer
                                              Executive Vice President

CORPORATE SEAL

Attest:

                  /S/ ELSIE SUGIHARTO
------------------------------------------------------
                    Elsie Sugiharto
                      Accountant

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

        JACK R. SAUER           EXECUTIVE VICE PRESIDENT
--------------------------------------------------------
           (Name)                        (Title)

                c/o Century Power, LLC
              3900 Park Avenue, Suite 102
                   EDISON, NJ 08820
-----------------------------------------------------
                       (Address)


                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

         SEE ATTACHED EXHIBIT B

                                                                    ATTACHMENT A

                          CATALYST VIDALIA CORPORATION

                              Statement by Claimant

1. Catalyst Vidalia Corporation (the "Claimant") is a Louisiana corporation. The Claimant's location is 3900 Park Avenue, Suite 102, Edison, NJ 08820. The nature of its business is the ownership of a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership (the "Partnership"), a Louisiana limited partnership in commendam. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2. The Claimant is the sole general partner of the Partnership. The Claimant owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership.

         The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Entergy Services Inc.'s existing substation, just west of Vidalia.

         In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues form Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       EXHIBIT A

                          CATALYST VIDALIA CORPORATION
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A

Exhibit A1 - Catalyst Old River Hydroelectric Limited Partnership audited 2001 financial statements

Exhibit A2 - Catalyst Vidalia Corporation unaudited 2001 financial statements

                              FINANCIAL STATEMENTS

                        CATALYST OLD RIVER HYDROELECTRIC
                               LIMITED PARTNERSHIP

                           DECEMBER 31, 2001 AND 2000
                       WITH REPORT OF INDEPENDENT AUDITORS

              Catalyst Old River Hydroelectric Limited Partnership

                              Financial Statements

                           December 31, 2001 and 2000


                                    Contents

Report of Independent Auditors............................................... 1
Balance Sheets............................................................... 2
Statements of Operations..................................................... 3
Statements of Cash Flows..................................................... 4
Statements of Partners' Capital.............................................. 5
Notes to Financial Statements................................................ 6

                         Report Of Independent Auditors

The Partners
Catalyst Old River Hydroelectric Limited Partnership

We have audited the accompanying balance sheets of Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") as of December 31, 2001 and 2000 and the related statements of operations, cash flows and partners' capital for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

January 25, 2002

                                               /s/ Ernst & Young

              Catalyst Old River Hydroelectric Limited Partnership

                                 Balance Sheets

                                As of December 31

                                 (In thousands)



                                                      ASSETS

                                                                          2001                  2000
                                                                     --------------         --------------
Current assets
    Cash and cash equivalents                                        $           37         $          163
    Cash escrowed for current liabilities                                    19,882                 22,434
    Accounts receivable                                                      10,976                  3,836
    Prepaid expenses                                                            704                    383
                                                                     --------------         --------------
                Total current assets                                         31,599                 26,816

Plant, property and equipment, net                                          406,699                419,948
Cash held in escrow including accrued interest                               40,080                 40,810
Deferred financing costs, net                                                20,912                 22,048
Other noncurrent assets                                                           -                    316
Accrued levelized revenue                                                   493,079                466,325
                                                                     --------------         --------------
                                                                     $      992,369         $      976,263
                                                                     ==============         ==============


                                                                        LIABILITIES AND PARTNERS' CAPITAL

Current liabilities
    Borrowings under Low Flow Facility                               $          867         $        6,252
    Accrued interest payable                                                 14,321                 13,969
    Accounts payable and other current liabilities                            9,469                  5,237
                                                                     --------------         --------------
                Total current liabilities                                    24,657                 25,458

Finance debt obligation                                                     798,195                788,608
Accrued levelized royalty expense                                            58,849                 54,285
Accrued property taxes                                                       14,856                 16,722
                                                                     --------------         --------------
                Total liabilities                                           896,557                885,073

Partners' capital                                                            95,812                 91,190
                                                                     --------------         --------------
                                                                     $      992,369         $      976,263
                                                                     ==============         ==============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                            Statements of Operations

                         For the years ended December 31

                                 (In thousands)



                                                                         2001                         2000
                                                                     ------------                ------------

Revenues                                                             $    118,281                $     94,591

Operating expenses
    Depreciation                                                           13,803                      13,846
    Operations and maintenance                                              5,814                       5,965
    Property taxes                                                          1,049                       1,688
    Royalties                                                              10,284                       8,392
    General and administrative                                              2,516                       2,401
                                                                     ------------                ------------
             Total operating expenses                                      33,466                      32,292
                                                                     ------------                ------------

Operating income                                                           84,815                      62,299

Interest expense                                                          (83,406)                    (82,187)

Investment income                                                           3,213                       4,684
                                                                     ------------                ------------

Net income (loss)                                                    $      4,622                $    (15,204)
                                                                     ============                =============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                            Statements of Cash Flows

                         For the years ended December 31

                                 (In thousands)


                                                                                     2001                  2000
                                                                                 -------------        -------------
Cash flows provided by (used in) operations:
      Net income (loss)                                                          $       4,622        $     (15,204)
      Adjustments to reconcile net income (loss) to net
        cash provided by (used in) operating activities:
           Depreciation                                                                 13,803               13,846
           Amortization of deferred financing costs                                      1,136                1,119
           Changes in operating assets and liabilities:
                Cash held in escrow                                                      3,282                5,694
                Accounts receivable                                                     (7,140)                (509)
                Prepaid expenses and other current assets                                 (321)                  (3)
                Accrued levelized revenue                                              (26,754)             (32,181)
                Accounts payable and other current liabilities                           4,232                3,322
                Accrued levelized royalty expense                                        4,564                4,647
                Finance debt obligation                                                  9,587               11,747
                Other operating assets and liabilities                                  (1,198)               2,299
                                                                                 --------------       -------------
Net cash provided by (used in) operating activities                                      5,813               (5,223)
                                                                                 -------------        --------------

Cash flow used in investing activities
      relating to plant, property, and equipment                                          (554)              (1,152)
                                                                                 --------------       --------------

Cash flows (used in) provided by financing activities:
      Borrowings under Low Flow Facility                                                     -                8,287
      Repayment of borrowings under Low Flow Facility                                   (5,385)              (2,035)
                                                                                 --------------       -------------
Net cash (used in) provided by financing activities                                     (5,385)               6,252
                                                                                 --------------       -------------

Net decrease in cash and cash equivalents                                                 (126)                (123)
Cash and cash equivalents at beginning of the year                                         163                  286
                                                                                 -------------        -------------
Cash and cash equivalents at end of the year                                     $          37        $         163
                                                                                 =============        =============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                         Statements of Partners' Capital

                                 (In thousands)







Balances, December 31, 1999                                    $        106,394

Net loss                                                               (15,204)
                                                               ----------------

Balances, December 31, 2000                                              91,190

Net income                                                                4,622
                                                               ----------------

Balances, December 31, 2001                                    $         95,812
                                                               ================



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2001


1.      ORGANIZATION

Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") is a Louisiana limited partnership. The Partnership was formed to develop, construct and operate a 192 megawatt hydroelectric generating facility (the "Project") on a site of approximately 1,100 acres on the Mississippi River near the Town of Vidalia, Louisiana ("Vidalia"). The Partnership has three partners, Catalyst Vidalia Corporation ("CVC"), as the general partner having a 50% undivided ownership interest, and Dominion Capital, Inc. ("DCI") and Vidalia Holding, LLC ("VHLLC"), a sister company to CVC, as the limited partners, each having a 25% undivided ownership interest (collectively the "Partners").

On August 25, 1990, the Partnership sold its interests in the Project to certain institutional investors and concurrently leased back such property from the investors. In connection with the sale and leaseback transaction, certain sales proceeds continue to be deposited with an independent collateral agent for the purposes of providing for future lease payments.

The sale and leaseback is being accounted for using the financing method in accordance with Statement of Financial Accounting Standards No. 66 "Accounting for Sales of Real Estate" and Statement of Financial Accounting Standards No. 98 "Accounting for Leases".

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        REVENUE AND ROYALTY EXPENSE RECOGNITION

The Partnership records revenue from the sale of electric power using a method of accounting which produces a levelized rate per kilowatt hour ("Kwh"). This levelized rate is applied to actual net annual energy output over the life of the power sales contracts, with an adjustment for the time value of money at 9.25%. Revenue in the accompanying statements of operations for 2001 and 2000 includes approximately $41.7 million and $39.5 million, respectively, of interest income derived on an annual basis to reflect the time value of money.

The power sales contracts provide for predetermined fixed rates and as such, the levelized basis results in a difference between revenue recognized and revenue collected. This difference is recorded as accrued levelized revenue and will accumulate until such time as the contract rate exceeds the levelized rate. At that point, the accrued levelized revenue will be reduced by the excess of revenue collected over levelized revenue recognized (See Note 5).

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2001


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        REVENUE AND ROYALTY EXPENSE RECOGNITION (CONTINUED)

Pursuant to the Amended and Restated Project Development Agreement (the "PDA") with Vidalia, the Partnership is required to make royalty payments to Vidalia at predetermined fixed percentages of net power sales over the term of the power sales contracts. As with revenue recognition, the Partnership records royalty expense using a method of accounting which produces a levelized rate. This levelized rate is applied to levelized revenue, with an adjustment for the time value of money at 9.25%. Royalty expense in the accompanying statements of operations for 2001 and 2000 includes approximately $5.0 million and $4.6 million, respectively, of interest expense derived on an annual basis to reflect the time value of money. The levelized basis results in a difference between the royalties due pursuant to the PDA and royalty expense recognized. This difference is recorded as accrued levelized royalty expense and will accumulate until royalties due pursuant to the PDA exceed levelized royalty expense. At that point, the accrued levelized royalty expense will be reduced by the excess of amounts paid over levelized royalty expense recognized (See Note 5).

        CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents are temporary cash investments which represent short-term, highly liquid investments with maturities of 90 days or less, when purchased. The carrying amount on the accompanying balance sheets approximates its fair value.

        PLANT, PROPERTY AND EQUIPMENT

Plant,   property  and   equipment  is  carried  at  cost  net  of   accumulated
depreciation. Depreciation is computed using the straight-line method based upon useful lives ranging from 5 to 41 years.

All renewals and betterments are capitalized. Maintenance and repair costs are expensed as incurred.

        DEFERRED FINANCING COSTS

Deferred financing costs are carried at cost net of accumulated amortization. Deferred financing costs are being amortized using the interest method, over the total lease term of 41 years.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2001


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        INCOME TAXES

Income or loss of the Partnership for income tax purposes is includable in the tax returns of the Partners. Accordingly, no recognition has been given to income taxes in the accompanying financial statements.

        FERC REGULATION

The Project is operated pursuant to a license issued by the Federal Energy Regulatory Commission ("FERC"), and is subject to regulation by the FERC. However, the rates contained in the power sales contracts, have been previously established by contract and approved by the FERC. In addition, the FERC license includes a provision, effective after 20 years of operations under the license, that may result in a restriction of dividend distributions from retained earnings. The restriction is calculated as one-half of earnings in excess of a specified rate of return based upon the net investment in the Project. For the purpose of this provision, the specified rate of return is equivalent to the average annual interest rate on U.S. Treasury obligations adjusted to a 10 year constant maturity plus 4%. Management's intention is to seek a waiver from this provision, on the basis that this provision only applies to suppliers of energy that are subject to rate making procedures based on cost of service.

       PROPERTY TAXES

In connection with the original construction of the Project, the Partnership was granted a 10 year property tax abatement which expired December 31 2000. Since 1991 the Partnership has been accruing on a straight line basis the estimated annual average property taxes that would be paid over the 41 year life of the Project, effectively spreading the benefit of the 10 year tax abatement over the life of the Project. During 2001 the first property tax payment of $2.9 million was made. The accrued property taxes represent the balance of the property taxes that were accrued during the 10 year tax abatement period.

        USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2001


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

liabilities at the balance sheet dates and the reported amounts of contract revenue and expenses during the reporting periods. However, due to uncertainties in the estimation process, actual results could differ from those estimates.

3.      SALE AND LEASEBACK OF THE PROJECT

Under the terms of the sale and leaseback transaction, the initial lease term is 30 years, however, the lease agreement includes two renewal options; a fixed rate renewal option, and periodic fair market renewal options. The lease also includes periodic purchase options which are based upon the Project's fair market value. Minimum lease payments vary over the initial lease term in accordance with the cash flows associated with the power sales contracts. It is management's current opinion that the fixed rate renewal option will be exercised through the end of the power sales contracts, and that the other options will not be exercised. Such fixed rate renewal option payments are approximately $49.5 million annually.

The initial finance debt obligation represented the proceeds from the sale and leaseback transaction. The finance debt obligation will be repaid over the term of the lease and the fixed rate renewal periods. The annual lease payments are made on a semi-annual basis and will range from approximately $49.5 million to $116.0 million. During 2001 and 2000, the lease payments totaled approximately $71.6 million and $68.3 million, respectively. The imputed interest rate on the finance debt obligation is approximately 10.3%. Due to the unequal lease payment amounts, the finance debt obligation, on the accompanying balance sheets, increases through the year 2005 as the annual payments are less than the annual accrued interest. The excess of the interest expense over the annual lease payments is recorded as an addition to the finance debt obligation. It is management's opinion that it is impracticable to fair value this financial instrument due to the Project's power sales contracts, royalty agreement, and the Project's overall uniqueness. However, since the Project's inception, long-term interest rates have declined.

All revenues from the Project are contractually required to be deposited into a series of trust accounts administered by an independent collateral agent pursuant to the disbursement agreement which provides for, among other things, the disbursement of funds for Project operations and maintenance costs, lease and royalty payments. Under the terms of the disbursement agreement, on the first business day of each May (Partners' distribution date), cash in the Partners' lessee account will be distributed to the Partners when there is no outstanding Trigger Event or Special Trigger Event (the "Events"), as those terms are defined in the sale and leaseback documents. The occurrence of an Event traps all or part of the available Partnership lessee account cash in escrow accounts until the applicable Event is cured. The Events include, among other things, not meeting the

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2001


3.      SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

required lease coverage ratio, and drawing the lease reserve accounts below specified levels in order to pay the semi-annual lease payment. The lease coverage ratio, which is calculated as the ratio of cumulative net cash generated by the Project to the cumulative lease payments reduced by scheduled releases from the coverage lease reserve account, for specified prior and future periods, must be at least 1.21 to 1 through December 31, 2001 and 1.25 to 1 thereafter. At December 31, 2001, the Project's lease coverage ratio for the specified prior periods was 1.14 to 1.0, which is below the required ratio of
1.21 to 1. This shortfall in the coverage ratio will reduce future Partner distributions by the amount necessary to bring the coverage ratio into compliance. At December 31, 2001, $20.3 million would be the amount needed to bring the coverage ratio into compliance.

Severe drought conditions in certain parts of the United States from the latter part of 1999 through 2001 have had a significant negative impact on the Project's energy production during this period. As a result, the Project did not generate sufficient cash flow from operations during the six months ended April 30, 2000, to pay the May 1, 2000 semi-annual lease payment of $36.7 million. The total operating cash shortfall for the May 1, 2000 lease payment was $18.3 million. This cash shortfall was funded, in accordance with the terms of the sale and leaseback documents, by drawing $10.0 million from a specified lease reserve account and by borrowing $8.3 million under the $24 million Low Water Flow Revolving Credit Facility (the "Low Flow Facility" - see Note 6). Also, as a result of this cash shortfall, the Vidalia royalty of $827 thousand for the quarter ended March 31, 2000 was deferred.

While the drought significantly reduced the Project's energy production for the six months ended October 31, 2000, there was sufficient cash flow from operations to pay the November 1, 2000 semi-annual lease payment of $31.6 million. In addition, on November 1, 2000, $2.0 million of the Low Flow Facility was repaid and $2.0 million was returned to the previously reduced lease reserve account. However, there was not sufficient cash on November 1, 2000, to pay the Vidalia royalty of $909 thousand for the quarter ended September 30, 2000 and as such it was deferred.

Continuing poor water conditions for the six months ended April 30, 2001, again resulted in insufficient cash flow from operations to pay the May 1, 2001 semi-annual lease payment of $37.6 million. The shortfall was $10.9 million and was funded by drawing upon the applicable lease reserve account. The May 1, 2001 cash shortfall caused the Vidalia royalty of $920 thousand for the quarter ended March 31, 2001 to be deferred.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2001


3.      SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

Water conditions improved during the six months ended October 31, 2001 resulting in improved energy production and sufficient cash flow from operations to pay the November 1, 2001 semi-annual lease payment of $34.1 million. In addition, on November 1, 2001, $5.4 million of the Low Flow Facility was repaid reducing the outstanding debt to $867 thousand, and $5.4 million was returned to the previously reduced lease reserve account. However, there was not sufficient cash on November 1, 2001, to pay the Vidalia royalty of $1.0 million for the quarter ended September 30, 2001, and as such it was deferred, bringing the total of all deferred royalties to $3.7 million. These deferred royalties will be paid with interest when there is sufficient cash flow available on a future semi-annual lease payment date.

Drawing down a lease reserve below its specified level to make semi-annual lease payments is a Trigger Event and prevented a May 1, 2001 distribution to the Partnership of the balance in the Partners' lessee account. This Trigger Event will remain outstanding until the lease reserve is restored to its specified level, which, after the $5.4 million was returned on November 1, 2001 is now $10.7 million below its specified level. No future Partner distributions can be made until this Trigger Event is cured.

The cash reserves are included in both cash escrowed for current liabilities and cash held in escrow including accrued interest on the accompanying balance sheets. Investment income earned on these funds also remains in escrow until released under specified provisions of the sale and leaseback documents.

The following is a schedule of future minimum lease payments due under the above lease at December 31, 2001 (in thousands):

         2002                                              $       74,912
         2003                                                      76,456
         2004                                                      80,115
         2005                                                      86,564
         2006                                                      89,052
         Thereafter (2007-2031)                                 1,886,157
                                                          ---------------
                                                                2,293,256

         Less portion representing
               interest                                         1,495,061
                                                          ---------------
         Present value of future
               minimum lease payments                     $       798,195
                                                          ===============

In connection with the sale and leaseback transaction, the Partnership has agreed to indemnify the lessors, under certain circumstances, in the event of the lessors' loss of certain tax benefits associated with the Project (See Note
7).

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2001


4.      PLANT, PROPERTY AND EQUIPMENT

Plant, property and equipment is summarized as follows (in thousands):

                                                                                             Estimated Useful
                                                    2001                  2000                     Life
                                                ------------          ------------         ---------------------

Land and land improvements                      $    131,252         $     131,252               41 years
Power plant structure                                257,967               257,967               41 years
Machinery, equipment, and furniture                  166,335               165,781              5-41 years
                                                ------------         -------------
                                                     555,554               555,000
Less accumulated depreciation                        148,855               135,052
                                                ------------         -------------
                                                $    406,699         $     419,948
                                                ============         =============

5.      POWER SALES CONTRACTS AND ROYALTY AGREEMENT

The  Project's  electrical  power  output  is sold  to  Entergy  Services,  Inc.
("Entergy"), and Vidalia at fixed annual rates, pursuant to contracts (the "Contracts") approved by the FERC and the Louisiana Public Service Commission (the "LPSC"). The Contracts expire on December 31, 2031, simultaneously with the expiration of the FERC license. During 2001 and 2000, 94% of the Project's electrical power was sold to Entergy and the remaining 6% was sold to Vidalia.

The Contract rates are fixed and increase incrementally. For 2001 and 2000 the rates were $.125 per Kwh and $.12 per Kwh, respectively. The rate increases incrementally to $.205 per Kwh in 2010 through 2013 and subsequently decreases to $.175 per Kwh in 2014 through 2016 and then to $.150 per Kwh in 2017 through 2031.

During 1999, the LPSC opened a proceeding (the "Proceeding"), to which the Partnership is not a Party, to examine the Contract between Entergy and the Partnership. Although the outcome of the Proceeding cannot be determined at this time, the Partnership believes that any action taken by the LPSC, including actions that would adversely impact Entergy's ability to pass through to its ratepayers its costs under the contract, would not impact Entergy's contractual obligations to the Partnership under the Contract. In addition, the Partnership does not believe the LPSC has jurisdiction to take any action with respect to the Contract. However, if the LPSC were able to take such an action and Entergy were able to reduce or avoid its future obligations under the Contract, there would be a material adverse impact on the future operations of the Partnership.

Pursuant to the PDA, royalties are due to Vidalia based upon net power sales. The royalty rate was 6.25% of power sales for 2001 and 6.0% for 2000. The rate increases incrementally to 11.60% in 2021, and to 20.0% in 2022 through 2031.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2001


5.      POWER SALES CONTRACTS AND ROYALTY AGREEMENT (CONTINUED)

In connection with the PDA, the Partnership guaranteed the timely payment of royalties to Vidalia through August 24, 1998 (the "Guaranty") and agreed to make $7.5 million available to Vidalia for this purpose. The total payments made to Vidalia under the Guaranty were $4.4 million of which $600 thousand plus accrued interest of $183 thousand was owing to the Partnership at the Guaranty termination date, August 24, 1998. The $783 thousand was to be repaid to the Partnership with interest, (the "Guaranty Amount Receivable") over the first twenty quarters commencing September 30, 1998 as an offset to the quarterly royalty payment owed Vidalia. Through December 31, 2000, approximately $449 thousand was offset against Vidalia royalties as payment against the Guaranty Amount Receivable. On March 31, 2001, Vidalia elected to offset the remaining balance of the Guaranty Amount Receivable ($415 thousand) against their 2001 first quarter royalty.

6.      LOW WATER FLOW REVOLVING CREDIT FACILITY

The Partnership has a $24.0 million Low Flow Facility with a bank that expires on November 1, 2006. This Low Flow Facility can only be used when certain low water flow conditions exist and can only be used to supplement cash flows needed to pay the semi-annual lease payment. Principal and interest payments on these borrowings can only be made on the semi-annual lease payments dates. Any interest owed on an interim date is rolled into a new note due on the next semi-annual lease payment date. The Low Flow Facility bears interest at one of three options, and there is an annual commitment fee on the unused Low Flow Facility amount of 0.9%.

Due to the low water flow conditions described in Note 3, on May 1, 2000 the Partnership borrowed $8.3 million under the Low Flow Facility to pay the semi-annual lease payment. On November 1, 2000, $2.0 million of principal was repaid and on November 1, 2001, an additional $5.4 million of principal was repaid, reducing the outstanding principal balance to $867 thousand.

The interest rate on the outstanding borrowing is currently 4.73%, and principal and interest will be repaid from available cash on subsequent semi-annual lease payment dates (May 1 and November 1) in accordance with the terms of the Low Flow Facility and the other sale and leaseback documents.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2001


7.       TAX INDEMNIFICATION PROVISIONS

The sale and leaseback documents contain various tax indemnification provisions which could subject the Project to significant financial liability. As of December 31, 2001, there are no outstanding claims under the various tax indemnification provisions.

8.       RELATED PARTY TRANSACTIONS

During each of 2001 and 2000, CVC received approximately $.4 million, and DCI received approximately $.1 million as partial reimbursements of their direct and indirect costs incurred in connection with their Partnership duties and responsibilities. As of December 31, 2001, the Partnership had a $3.9 million and $.9 million accrued liability to CVC and DCI, respectively, for unpaid costs.

Louisiana Hydro Electric Capital Corporation, a wholly-owned subsidiary of DCI, owns a 9.93% undivided interest in the Project which it purchased in 1990 for $62.9 million as a lessor in connection with the sale and leaseback transaction discussed in Note 1.

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                                        ASSETS

                                                                               December 31,              December 31,
                                                                                   2000                        2001
                                                                         --------------------         -------------------
Cash and cash equivalents                                                $                329         $               583
Investment in CORHLP                                                                   39,748                      42,059
Management fee receivable                                                               2,469                       3,899
Other assets                                                                               66                         122
                                                                         --------------------         -------------------
             Total assets                                                $             42,612         $            46,663
                                                                         ====================         ===================

                                          LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
        Intercompany payable to TCG                                      $                900         $             1,285
        Intercompany payable to CVHC                                                       41                           -
        Due to affiliates under tax sharing agreement                                       -                       4,850
        Management fee payable to GLP                                                     780                       1,170
        Income taxes payable parent company                                            31,484                           -
                                                                         --------------------         -------------------
             Total liabilities                                                         33,205                       7,305
                                                                         --------------------         -------------------

Stockholder's equity:
        Common stock                                                                        -                           -
        Additional paid-in capital                                                          -                           -
        Retained earnings                                                               9,407                      39,358
                                                                         --------------------         -------------------
             Total stockholder's equity                                                 9,407                      39,358
                                                                         --------------------         -------------------
             Total liabilities and stockholders equity                   $             42,612         $            46,663
                                                                         ====================         ===================

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                                           Year Ended
                                                          December 31,
                                            -----------------------------------
                                                 2000                 2001
                                            --------------       --------------

Revenues:
       Equity interest in operating
            results of CORHLP               $       (7,602)      $        2,311
       Management fee from CORHLP                    1,969                2,050
       Interest income                                 108                  169
                                            --------------       --------------
                                                    (5,525)               4,530
                                            --------------       --------------

Expenses:
       General and administrative                       15                   11
       Interest expense on state taxes                  62                    -
       Management fees                                 750                  750
                                            --------------       --------------
                                                       827                  761
                                            --------------       --------------

Pre tax income (loss)                               (6,352)               3,769

Tax (provision) benefit                              2,541                 (477)
                                            --------------       --------------

Net income (loss)                           $       (3,811)      $        3,292
                                            ==============       ==============

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                    UNAUDITED



                                                                                 Year Ended
                                                                                December 31,
                                                                 ------------------------------------------
                                                                        2000                     2001
                                                                 -----------------       ------------------
Cash flows provided by (used in) all activities:
   Net income (loss)                                             $          (3,811)      $            3,292
   Adjustments to reconcile net income (loss) to net
    cash provided by (used  in) all activities:
       Equity interest in operating results of CORHLP                        7,602                   (2,311)
       Changes in assets and liabilities:
           Management fee receivable from CORHLP                            (1,312)                  (1,430)
           Management fee payable to GLP                                       380                      390
           Intercompany payable to CVHC                                          -                      (41)
           Intercompany payable to TCG                                         400                      385
           Other assets and liabilities, net                                   (44)                     (56)
           Income taxes   parent company                                    (3,101)                      25
                                                                 -----------------       ------------------
Net cash provided by all activities                                            114                      254

Cash and cash equivalents beginning of the period                              215                      329
                                                                 -----------------       ------------------
Cash and cash equivalents at end of period                       $             329       $              583
                                                                 =================       ==================

                                                                      EXHIBIT A2


                          CATALYST VIDALIA CORPORATION

                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                 (in thousands)

                                    Unaudited

                                                                         Additional
                                        Shares                              Paid
                                      of Common           Common             In              Retained
                                        Stock             Stock            Capital           Earnings             Total
                                     ------------     -------------   ----------------   ---------------   ------------------
Balance December 31, 1999                    10         $       -       $           -        $ 13,218          $   13,218

Net loss                                                                                       (3,811)             (3,811)

Balance December 31, 2000                    10                 -                   -           9,407               9,407

Prior period adjustment fo tax
 sharing agreement                                                                             26,659              26,659

Net income                                                                                      3,292               3,292

Balance December  31, 2001                   10         $       -       $           -        $ 39,358            $ 39,358

                                                                       EXHIBIT B


                            THE CATALYST GROUP, INC.

                      ORGANIZATION AS OF DECEMBER 31, 2001


                                            State of
Name                                        Incorporation         Location of Business    Nature of Business
----                                        -------------         --------------------    ------------------
Ronald W. Cantwell                          N/A                   N/A                     100% ownership of The Catalyst Group, Inc.
  (Individual)

The Catalyst Group, Inc.                    Louisiana             Edison, NJ              100% ownership of Catalyst Vidalia
                                                                                          Acquisition Corporation.

Catalyst Vidalia Acquisition                Louisiana             Edison, NJ              100% ownership of Catalyst Vidalia
Corporation ("CVAC")                                                                      Holding Corporation and the
                                                                                          sole member of Century Power, LLC.

Century Power, LLC                          Louisiana             Edison, NJ              Owns 100% of the CVHC Participating
                                                                                          Preferred Stock

Catalyst Vidalia Holding                    Louisiana             Edison, NJ              100% ownership of Catalyst Vidalia
  Corporation ("CVHC")                                                                    Corporation and the sole member of
                                                                                          Vidalia Holding, LLC.

Vidalia Holding, LLC                        A Louisiana           Edison, NJ              Limited Partner of Catalyst Old River
                                            Limited Liability                             Hydroelectric Limited Partnership with a
                                            Company                                       25% undivided interest.

Catalyst Vidalia Corporation                Louisiana             Edison, NJ              General Partner of Catalyst Old River
                                                                                          Hydroelectric Limited Partnership
                                                                                          with 50% undivided interest in and
                                                                                          100% voting interest in such
                                                                                          partnership.

Catalyst Old River Hydroelectric            A Louisiana Limited   Vidalia, LA             Lessee of a 192 megawatt hydroelectric
  Limited Partnership                       Partnership                                   facility in Concordia Parish, Louisiana.

Catalyst Construction Corporation           Delaware              --                      Inactive, owned 100% by CVAC
  of Connecticut

Catalyst Energy Construction                Delaware              --                      Inactive, owned 100% by CVAC
  Corporation

Catalyst Waste-to-Energy Corporation        Delaware              --                      Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines                Connecticut           --                      Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation         Delaware              --                      Inactive, owned 100% by CVAC